Exhibit 12.1

Regal Entertainment Group
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended 12/31/2009	Year Ended 12/30/2010	Year Ended 12/29/2011	Year Ended 12/27/2012	Year Ended 12/26/2013
Pretax Income	$153.0	$120.0	$52.0	$231.7	$264.6
Fixed Charges
Interest Expense, net of capitalized interest	143.9	144.1	147.7	133.7	139.1
Interest Capitalized	0.3	—	0.1	0.2	0.2
Amortization of Debt Costs	8.9	6.9	4.0	3.6	4.5
One-third of Rent Expense	126.3	127.4	127.2	128.1	137.9
Total Fixed Charges	279.4	278.4	279.0	265.6	281.7
Earnings	432.4	398.4	331.0	497.3	546.3
Ratio of Earnings to Fixed Charges	1.5x	1.4x	1.2x	1.9x	1.9x
Rent Expense	$378.8	$382.3	$381.5	$384.4	$413.6